

October 25, 2012

<u>Via E-mail</u>
Mr. Steven E. Baginski
Chief Financial Officer
The Children's Place Retail Stores, Inc.
500 Plaza Drive
Secaucus, NJ 07094

Re: **The Children's Place Retail Stores, Inc.**
Form 10-K for the Year Ended January 28, 2012
Filed March 23, 2012
File No. 000-23071

Dear Mr. Baginski:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/Tia L. Jenkins

     Tia L. Jenkins
     Senior Assistant Chief Accountant
     Office of Beverages, Apparel, and
     Mining